Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Earnings:
Income before income taxes	$1,545	$2,018
Add:
Interest and other fixed charges, excluding capitalized interest	13	6
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	48	50
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	1	3
Total earnings available for fixed charges	$1,608	$2,074
Fixed charges:
Interest and fixed charges	$19	$16
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	48	50
Total fixed charges	$67	$66
Ratio of earnings to fixed charges	24.00x	31.42x

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